Exhibit 99.1

Hello Group Inc. Announces Unaudited Financial Results for the Second Quarter of 2021

BEIJING, CHINA, August 26, 2021 – Hello Group Inc. (NASDAQ: MOMO) (the “Company”), a leading mobile social and entertainment platform in China, today announced its unaudited financial results for the second quarter of 2021.

Second Quarter of 2021 Highlights

•	Net revenues decreased by 5.1% year over year to RMB3,671.7 million (US$568.7 million*) in the second quarter of 2021.

•	Net income attributable to Hello Group Inc. increased to RMB464.2 million (US$71.9 million) in the second quarter of 2021 from RMB456.4 million in the same period of 2020.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) decreased to RMB551.0 million (US$85.3 million) in the second quarter of 2021, from RMB669.8 million in the same period of 2020.

•	Diluted net income per American Depositary Share (“ADS”) was RMB2.15 (US$0.33) in the second quarter of 2021, compared to RMB2.11 in the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB2.54 (US$0.39) in the second quarter of 2021, compared to RMB3.05 in the same period of 2020.

•	Monthly Active Users (“MAU”) on the Company application were 115.6 million in June 2021, compared to 111.5 million in June 2020.

•

Total paying users of our live video service and value-added service, without double counting the overlap and including 3.1 million paying users of Tantan Limited (“Tantan”), were 12.4 million for the second quarter of 2021, compared to 12.8 million for the second quarter of 2020, which included 3.9 million paying users of Tantan.

First Half of 2021 Highlights

•	Net revenues decreased 4.3% year over year to RMB7,142.3 million (US$1,106.2 million) for the first half of 2021.

•	Net income attributable to Hello Group Inc. was RMB925.8 million (US$143.4 million) for the first half of 2021, compared with RMB995.3 million during the same period of 2020.

•	Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,184.6 million (US$183.5 million) for the first half of 2021, compared with RMB1,406.0 million during the same period of 2020.

•	Diluted net income per ADS was RMB4.29 (US$0.66) for the first half of 2021, compared with RMB4.57 during the same period of 2020.

•	Non-GAAP diluted net income per ADS (note 1) was RMB5.45 (US$0.84) for the first half of 2021, compared with RMB6.39 during the same period of 2020.

“The second quarter of 2021 was a solid quarter with decent financial results and progress on all of our strategic priorities.” commented Li Wang, CEO of Hello Group. “The fundamentals of the core Momo as a social platform continued to strengthen. At the same time revenue performance and structure showed solid improvements. The healthy and productive core business gives us important leverage to plow new grounds and build longer term drivers for the group.”

*

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

Second Quarter of 2021 Financial Results

Net revenues

Total net revenues were RMB3,671.7 million (US$568.7 million) in the second quarter of 2021, a decrease of 5.1% from RMB3,868.3 million in the second quarter of 2020.

Live video service revenues were RMB2,101.3 million (US$325.5 million) in the second quarter of 2021, a decrease of 19.3% from RMB2,602.9 million during the same period of 2020. The decrease was primarily due to our structural reform on the Company’s core live video business, which was used to revive the long tail content ecosystem. The decrease was partially offset by the growth from Tantan’s live video service revenues, which were RMB216.5 million (US$33.5 million) in the second quarter of 2021, compared to RMB191.7 million in the same period of 2020.

Value-added service revenues mainly include virtual gift revenues and membership subscription revenues. Total value-added service revenues were RMB1,507.3 million (US$233.4 million) in the second quarter of 2021, an increase of 25.2% from RMB1,204.3 million during the same period of 2020. The year-over-year increase was primarily attributable to the continued growth of the virtual gift business on the Momo application driven by more innovative products and operational ideas launched, and more paying scenarios introduced to enhance the social entertainment experience of Momo users, and to a lesser extent, the increase in the virtual gift revenues of new applications. The increase was partially offset by the decrease in the membership subscription revenues of Tantan, due to the decrease of paying users of Tantan.

Mobile marketing revenues were RMB51.6 million (US$8.0 million) in the second quarter of 2021, an increase of 35.9% from RMB38.0 million during the same period of 2020. The increase in mobile marketing revenues was primarily caused by the increased demand from brand marketers.

Mobile games revenues were RMB9.2 million (US$1.4 million) in the second quarter of 2021, a decrease of 20.6% from RMB11.6 million in the second quarter of 2020. The decrease in mobile game revenues was mainly due to the continued decrease in quarterly paying users of mobile games.

Net revenues from the Momo segment decreased from RMB3,340.7 million in the second quarter of 2020 to RMB3,157.5 million (US$489.0 million) in the second quarter of 2021, primarily due to the decrease in net revenues from live video service, partially offset by the increase in net revenues from value-added service. Net revenues from the Tantan segment decreased from RMB517.2 million in the second quarter of 2020 to RMB513.5 million (US$79.5 million) in the second quarter of 2021, which was mainly due to the decrease in the membership subscription revenues.

Cost and expenses

Cost and expenses were RMB3,075.6 million (US$476.4 million) in the second quarter of 2021, a decrease of 2.3% from RMB3,146.9 million in the second quarter of 2020. The decrease was primarily attributable to: (a) a decrease in share-based compensation expenses due to the fair value remeasurement of liability classified options granted to Tantan’s founders; (b) a decrease in infrastructure-related spending, such as server depreciation costs; (c) a decrease in commission fees paid to payment channels. These decreases were partially offset by an increase in revenue sharing with virtual gift recipients for our virtual gift service, an increase in revenue sharing with broadcasters related to Tantan’s live video service, and an increase in marketing and promotional expenses to promote our core live video services.

Non-GAAP cost and expenses (note 1) were RMB2,980.1 million (US$461.6 million) in the second quarter of 2021, an increase of 1.9% from RMB2,923.7 million during the same period of 2020.

Other operating income

Other operating income was RMB90.3 million (US$14.0 million) in the second quarter of 2021, a decrease from RMB91.3 million during the second quarter of 2020. The other operating income mainly consisted of government incentives.

Income from operations

Income from operations was RMB686.3 million (US$106.3 million) in the second quarter of 2021, compared to RMB812.7 million during the same period of 2020. Income from operations of the Momo segment was RMB711.3 million (US$110.2 million) in the second quarter of 2021, which decreased from RMB945.3 million in the second quarter of 2020. Loss from operations of the Tantan segment was RMB11.9 million (US$1.8 million) in the second quarter of 2021, compared to loss from operations of RMB125.6 million in the second quarter of 2020.

Non-GAAP income from operations (note 1) was RMB781.9 million (US$121.1 million) in the second quarter of 2021, compared to RMB1,035.8 million during the same period of 2020. Non-GAAP income from operations of the Momo segment was RMB835.8 million (US$129.5 million) in the second quarter of 2021, which decreased from RMB1,102.6 million in the second quarter of 2020. Non-GAAP loss from operations of the Tantan segment was RMB40.9 million (US$6.3 million) in the second quarter of 2021, compared to non-GAAP loss from operations of RMB62.4 million in the second quarter of 2020.

Income tax expenses

Income tax expenses were RMB291.5 million (US$45.1 million) in the second quarter of 2021, decreasing from RMB443.6 million in the second quarter of 2020. The decrease in income tax expenses was mainly due to (a) the lower profit in the second quarter of 2021; and (b) less payment of withholding income tax on dividends distributed by our wholly-foreign owned enterprise (“WFOE”) in China to our offshore entity in the second quarter of 2021. The dividends of RMB1,300.0 million (US$201.3 million) and withholding income tax of RMB130.0 million (US$20.1 million) were paid in the second quarter of 2021.

Net income

Net income was RMB461.5 million (US$71.5 million) in the second quarter of 2021, compared to RMB455.5 million during the same period of 2020. Net income from the Momo segment was RMB481.3 million (US$74.5 million) in the second quarter of 2021, which decreased from RMB586.7 million in the second quarter of 2020. Net loss from the Tantan segment was RMB6.7 million (US$1.0 million) in the second quarter of 2021, compared to net loss of RMB124.3 million in the second quarter of 2020.

Non-GAAP net income (note 1) was RMB548.3 million (US$84.9 million) in the second quarter of 2021, compared to RMB668.9 million during the same period of 2020. Non-GAAP net income from the Momo segment was RMB605.8 million (US$93.8 million) in the second quarter of 2021, which decreased from RMB744.0 million in the second quarter of 2020. Non-GAAP net loss of the Tantan segment was RMB44.5 million (US$6.9 million) in the second quarter of 2021, compared to non-GAAP net loss of RMB70.8 million in the second quarter of 2020.

Net income attributable to Hello Group Inc.

Net income attributable to Hello Group Inc. was RMB464.2 million (US$71.9 million) in the second quarter of 2021, compared to RMB456.4 million during the same period of 2020.

Non-GAAP net income (note 1) attributable to Hello Group Inc. was RMB551.0 million (US$85.3 million) in the second quarter of 2021, compared to RMB669.8 million during the same period of 2020.

Net income per ADS

Diluted net income per ADS was RMB2.15 (US$0.33) in the second quarter of 2021, compared to RMB2.11 in the second quarter of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB2.54 (US$0.39) in the second quarter of 2021, compared to RMB3.05 in the second quarter of 2020.

Cash and cash flow

As of June 30, 2021, the Company’s cash, cash equivalents, short-term deposits, long-term deposits, short-term restricted cash and long-term restricted cash totaled RMB15,450.0 million (US$2,392.9 million), compared to RMB16,482.3 million as of December 31, 2020. Net cash used in operating activities in the second quarter of 2021 was RMB167.8 million (US$26.0 million), compared to a net cash provided by operating activities of RMB807.3 million in the second quarter of 2020. The decrease in net cash provided by operating activities was mainly due to the cash payment of RMB678.2 million (US$105.0 million) we made to Tantan’s founders to settle the previously granted liability-classified share options upon their termination of services with Tantan in the second quarter of 2021.

First Half of 2021 Financial Results

Net revenues for the first half of 2021 were RMB7,142.3 million (US$1,106.2 million), a decrease of 4.3% from RMB7,462.3 million in the same period of 2020.

Net income attributable to Hello Group Inc. was RMB925.8 million (US$143.4 million) for the first half of 2021, compared to RMB995.3 million during the same period of 2020.

Non-GAAP net income attributable to Hello Group Inc. (note 1) was RMB1,184.6 million (US$183.5 million) for the first half of 2021, compared to RMB1,406.0 million during the same period of 2020.

Diluted net income per ADS was RMB4.29 (US$0.66) during the first half of 2021, compared to RMB4.57 in the same period of 2020.

Non-GAAP diluted net income per ADS (note 1) was RMB5.45 (US$0.84) during the first half of 2021, compared to RMB6.39 in the same period of 2020.

Net cash provided by operating activities was RMB333.8 million (US$51.7 million) during the first half of 2021, compared to RMB1,350.7 million in the same period of 2020.

Recent Developments

Execution of share repurchase program

On September 3, 2020, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$300 million of its shares over the next 12 months. As of August 26, 2021, the Company has repurchased 13.46 million ADSs for US$173.4 million on the open market under this program, at an average purchase price of US$12.87 per ADS.

Business Outlook

For the third quarter of 2021, the Company expects total net revenues to be between RMB3.65 billion to RMB3.75 billion, representing a decrease of 3.1% to 0.4% year-over-year. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income (loss) from operations, net income (loss)，net income attributable to Hello Group Inc., and diluted net income per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from business acquisitions, and tax impacts related to the amortization of intangible assets from business acquisitions. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from business acquisitions and tax impacts related to the amortization of intangible assets from business acquisitions have been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Hello Group’s management will host an earnings conference call on Thursday, August 26, 2021, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on August 26, 2021).

All participants must preregister online prior to the call to receive the dial-in details. Once preregistration has been complete, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

PRE-REGISTER LINK http://apac.directeventreg.com/registration/event/5771017

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 a.m. U.S. Eastern Time, September 3, 2021. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 5771017

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.immomo.com.

About Hello Group Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates social interactions based on location, interests and a variety of online recreational activities. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application. It is designed to help its users find and establish romantic connections as well as meet interesting people. We also operate a number of other applications to serve different social and entertainment demands from our users.

For investor and media inquiries, please contact:

Hello Group Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes, our financial outlook for the third quarter of 2021, as well as the amount of, timing, methods and funding sources for repurchases of our shares under the share repurchase program.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2021 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the third quarter of 2021 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. Moreover, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers, the impact of the COVID-19 pandemic on the Company’s business operations and the economy in China, the market price of the Company’s stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company’s cash flows from operations, general economic conditions, and other factors. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Operations

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Live video service	2,602,876	2,101,332	325,455	4,934,880	4,063,427	629,345
Value-added service	1,204,320	1,507,258	233,445	2,380,074	2,962,771	458,875
Mobile marketing	37,964	51,601	7,992	95,119	90,318	13,988
Mobile games	11,564	9,182	1,422	24,255	20,366	3,154
Other services	11,528	2,341	362	28,008	5,428	841

Total net revenues	3,868,252	3,671,714	568,676	7,462,336	7,142,310	1,106,203
Cost and expenses:
Cost of revenues	(2,036,305)	(2,070,329)	(320,653)	(3,913,221)	(4,008,574)	(620,849)
Research and development	(279,002)	(268,325)	(41,558)	(541,161)	(554,818)	(85,930)
Sales and marketing	(651,500)	(650,236)	(100,709)	(1,361,308)	(1,263,809)	(195,739)
General and administrative	(180,061)	(86,747)	(13,435)	(357,310)	(264,709)	(40,998)

Total cost and expenses	(3,146,868)	(3,075,637)	(476,355)	(6,173,000)	(6,091,910)	(943,516)
Other operating income	91,329	90,268	13,981	117,448	116,168	17,992

Income from operations	812,713	686,345	106,302	1,406,784	1,166,568	180,679
Interest income	108,536	94,448	14,628	239,359	191,142	29,604
Interest expense	(20,121)	(18,302)	(2,835)	(39,940)	(36,663)	(5,678)
Other gain or loss, net	—	(10,500)	(1,626)	(6,000)	(18,000)	(2,788)

Income before income tax and share of income on equity method investments	901,128	751,991	116,469	1,600,203	1,303,047	201,817
Income tax expenses	(443,633)	(291,509)	(45,149)	(606,524)	(382,907)	(59,305)

Income before share of income on equity method investments	457,495	460,482	71,320	993,679	920,140	142,512
Share of (loss) income on equity method investments	(1,967)	1,042	161	(440)	2,303	357

Net income	455,528	461,524	71,481	993,239	922,443	142,869

Less: net loss attributable to non-controlling interest	(872)	(2,636)	(408)	(2,067)	(3,376)	(523)

Net income attributable to the shareholders of Hello Group Inc.	456,400	464,160	71,889	995,306	925,819	143,392

Net income per share attributable to ordinary shareholders
Basic	1.09	1.13	0.17	2.38	2.25	0.35
Diluted	1.05	1.07	0.17	2.29	2.15	0.33
Weighted average shares used in calculating net income per ordinary share
Basic	417,559,984	411,540,714	411,540,714	417,427,113	411,753,583	411,753,583
Diluted	452,500,168	449,020,572	449,020,572	452,915,745	448,597,242	448,597,242

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income	455,528	461,524	71,481	993,239	922,443	142,869
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	8,818	(28,396)	(4,398)	7,951	(32,198)	(4,987)

Comprehensive income	464,346	433,128	67,083	1,001,190	890,245	137,882
Less: comprehensive loss attributed to the non-controlling interest	(1,423)	(6,162)	(954)	(6,992)	(5,783)	(896)

Comprehensive income attributable to Hello Group Inc.	465,769	439,290	68,037	1,008,182	896,028	138,778

Hello Group Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share and per share data)

	December 31	June 30	June 30
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,363,942	2,204,455	341,427
Short-term deposits	7,566,250	7,365,886	1,140,830
Restricted cash	2,130	2,133	330
Accounts receivable, net of allowance for doubtful accounts of RMB15,390 and RMB15,954 as of December 31, 2020 and June 30, 2021, respectively	200,831	217,063	33,619
Prepaid expenses and other current assets	613,696	733,792	113,650

Total current assets	11,746,849	10,523,329	1,629,856
Long-term deposits	5,550,000	5,800,000	898,306
Long-term restricted cash	—	77,479	12,000
Right-of-use assets, net	278,175	223,901	34,678
Property and equipment, net	265,765	224,964	34,842
Intangible assets, net	687,211	607,411	94,076
Rental deposits	21,794	22,386	3,467
Long-term investments	454,996	733,689	113,634
Other non-current assets	94,868	100,054	15,496
Deferred tax assets	32,495	33,729	5,224
Goodwill	4,088,403	4,045,777	626,611

Total assets	23,220,556	22,392,719	3,468,190

Liabilities and equity
Current liabilities
Accounts payable	699,394	752,474	116,545
Deferred revenue	511,617	517,921	80,216
Accrued expenses and other current liabilities	854,835	752,881	116,606
Amount due to related parties	19,462	12,906	1,999
Lease liabilities due within one year	132,793	129,044	19,986
Income tax payable	236,490	140,111	21,700
Deferred consideration in connection with business acquisitions	62,149	45,443	7,038

Total current liabilities	2,516,740	2,350,780	364,090
Deferred tax liabilities	171,803	151,853	23,519
Convertible senior notes	4,658,966	4,617,465	715,154
Share-based compensation liability	875,616	—	—
Lease liabilities	136,436	99,858	15,466
Other non-current liabilities	25,666	135,050	20,916

Total liabilities	8,385,227	7,355,006	1,139,145
Shareholder’s equity (i)	14,835,329	15,037,713	2,329,045

Total liabilities and shareholder’s equity	23,220,556	22,392,719	3,468,190

(i):	As of June 30, 2021, the number of ordinary shares outstanding was 411,632,190.

Hello Group Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in thousands, except share and per share data)

	Three months			First half year
	Ended June 30			Ended June 30
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from operating activities:
Net income	455,528	461,524	71,481	993,239	922,443	142,869
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	52,210	40,072	6,206	104,591	82,615	12,795
Amortization of intangible assets	40,288	36,108	5,592	80,170	73,061	11,316
Share-based compensation	184,100	60,658	9,395	352,627	205,915	31,891
Share of loss (income) on equity method investments	1,967	(1,042)	(161)	440	(2,303)	(357)
Loss on long-term investments	—	10,500	1,626	6,000	18,000	2,788
Gain on subsidiary deconsolidation	—	—	—	(6,676)	—	—
Gain on disposal of subsidiaries	—	(15,526)	(2,405)	—	(15,526)	(2,405)
Loss on disposal of property and equipment	(1)	(1,101)	(171)	(1)	(1,079)	(167)
Provision of losses on receivable and other assets	1,060	169	26	406	564	87
Cash received on investment income distribution	—	—	—	1,153	—	—
Changes in operating assets and liabilities:
Accounts receivable	39,725	(15,162)	(2,348)	1,746	(22,742)	(3,522)
Prepaid expenses and other current assets	42,671	(31,941)	(4,947)	43,833	(118,618)	(18,372)
Amount due from a related party	230	—	—	2,353	—	—
Rental deposits	363	(1,951)	(302)	190	(592)	(92)
Deferred tax assets	435	(627)	(97)	2,473	(1,234)	(191)
Other non-current assets	3,411	36,720	5,687	18,251	49,050	7,597
Accounts payable	63,598	48,889	7,572	(16,475)	47,822	7,407
Income tax payable	44,712	(119,269)	(18,472)	65,056	(96,378)	(14,927)
Deferred revenue	(12,249)	16,464	2,550	(33,272)	16,085	2,491
Accrued expenses and other current liabilities	(59,987)	23,189	3,592	(214,230)	(95,783)	(14,835)
Amount due to related parties	(16,217)	600	93	(11,233)	(6,556)	(1,015)
Deferred tax liability	(10,072)	(9,027)	(1,398)	(20,043)	(18,265)	(2,829)
Share-based compensation liability	—	(678,153)	(105,033)	—	(678,153)	(105,033)
Other non-current liabilities	(24,522)	(28,877)	(4,472)	(19,852)	(24,517)	(3,797)

Net cash provided by (used in) operating activities	807,250	(167,783)	(25,986)	1,350,746	333,809	51,699
Cash flows from investing activities:
Purchase of property and equipment	(45,803)	(20,020)	(3,101)	(83,970)	(45,203)	(7,001)
Payment for long-term investments	—	(300,000)	(46,464)	(4,500)	(300,000)	(46,464)
Purchase of short-term deposits	(4,941,858)	(1,566,688)	(242,649)	(8,241,858)	(2,476,688)	(383,590)
Cash received on maturity of short-term deposits	8,306,434	2,089,618	323,641	11,285,574	2,658,912	411,813
Payment for short-term investments	—	—	—	(10,000)	—	—
Cash received from sales of short-term investment	—	—	—	10,000	—	—
Cash received on investment income distribution	—	—	—	—	5,610	869
Cash of disposed subsidiaries	—	(8,750)	(1,355)	—	(8,750)	(1,355)
Purchase of long-term deposits	(2,800,000)	(250,000)	(38,720)	(2,800,000)	(250,000)	(38,720)
Other investing activities	15	2,390	370	(776)	2,393	371

Net cash provided by (used in) investing activities	518,788	(53,450)	(8,278)	154,470	(413,726)	(64,077)
Cash flows from financing activities:
Deferred payment for business acquisition	(18,355)	—	—	(18,355)	(12,907)	(1,999)
Proceeds from exercise of share options	1	310	48	1	310	48
Repurchase of ordinary shares	—	(103,072)	(15,964)	—	(106,151)	(16,441)
Repurchase of subsidiary’s share options	—	(2,780)	(431)	—	(5,561)	(861)
Dividends payment	(1,123,983)	(852,743)	(132,073)	(1,123,983)	(852,743)	(132,073)

Net cash used in financing activities	(1,142,337)	(958,285)	(148,420)	(1,142,337)	(977,052)	(151,326)
Effect of exchange rate changes	(5,332)	(28,952)	(4,484)	1,961	(25,036)	(3,877)

Net increase (decrease) in cash and cash equivalents	178,369	(1,208,470)	(187,168)	364,840	(1,082,005)	(167,581)
Cash, cash equivalents and restricted cash at the beginning of period	2,799,214	3,492,537	540,925	2,612,743	3,366,072	521,338

Cash, cash equivalents and restricted cash at the end of period	2,977,583	2,284,067	353,757	2,977,583	2,284,067	353,757

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months					Three months					Three months
	Ended June 30, 2020					Ended June 30, 2021					Ended June 30, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(2,036,305)	18,929	2,804	—	(2,014,572)	(2,070,329)	17,256	4,201	—	(2,048,872)	(320,653)	2,673	651	—	(317,329)
Research and development	(279,002)	2,404	49,985	—	(226,613)	(268,325)	1,461	33,965	—	(232,899)	(41,558)	226	5,261	—	(36,071)
Sales and marketing	(651,500)	17,702	43,123	—	(590,675)	(650,236)	16,137	14,588	—	(619,511)	(100,709)	2,499	2,259	—	(95,951)
General and administrative	(180,061)	—	88,188	—	(91,873)	(86,747)	—	7,904	—	(78,843)	(13,435)	—	1,224	—	(12,211)

Cost and operating expenses	(3,146,868)	39,035	184,100	—	(2,923,733)	(3,075,637)	34,854	60,658	—	(2,980,125)	(476,355)	5,398	9,395	—	(461,562)
Income from operations	812,713	39,035	184,100	—	1,035,848	686,345	34,854	60,658	—	781,857	106,302	5,398	9,395	—	121,095
Net income attributable to Hello Group Inc.	456,400	39,035	184,100	(9,759)	669,776	464,160	34,854	60,658	(8,714)	550,958	71,889	5,398	9,395	(1,351)	85,331

Hello Group Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(All amounts in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures-continued.

	First half year					First half year					First half year
	Ended June 30, 2020					Ended June 30, 2021					Ended June 30, 2021
	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP RMB	Amortization of intangible assets from business acquisitions RMB	Share-based compensation RMB	Tax impacts (ii) RMB	Non-GAAP RMB	GAAP US$	Amortization of intangible assets from business acquisitions US$	Share-based compensation US$	Tax impacts (ii) US$	Non-GAAP US$
Cost of revenues	(3,913,221)	37,574	9,773	—	(3,865,874)	(4,008,574)	34,567	7,925	—	(3,966,082)	(620,849)	5,354	1,227	—	(614,268)
Research and development	(541,161)	4,772	92,745	—	(443,644)	(554,818)	3,660	74,174	—	(476,984)	(85,930)	567	11,488	—	(73,875)
Sales and marketing	(1,361,308)	35,138	90,197	—	(1,235,973)	(1,263,809)	32,326	32,144	—	(1,199,339)	(195,739)	5,007	4,978	—	(185,754)
General and administrative	(357,310)	—	159,912	—	(197,398)	(264,709)	—	91,672	—	(173,037)	(40,998)	—	14,198	—	(26,800)

Cost and operating expenses	(6,173,000)	77,484	352,627	—	(5,742,889)	(6,091,910)	70,553	205,915	—	(5,815,442)	(943,516)	10,928	31,891	—	(900,697)
Income from operations	1,406,784	77,484	352,627	—	1,836,895	1,166,568	70,553	205,915	—	1,443,036	180,679	10,928	31,891	—	223,498
Net income attributable to Hello Group Inc.	995,306	77,484	352,627	(19,371)	1,406,046	925,819	70,553	205,915	(17,639)	1,184,648	143,392	10,928	31,891	(2,732)	183,479

(ii)	Includes tax impacts related to the amortization of intangible assets from business acquisition.

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	1,884,821	216,511	—	2,101,332	325,455
Value-added service	1,210,220	297,038	—	1,507,258	233,445
Mobile marketing	51,601	—	—	51,601	7,992
Mobile games	9,182	—	—	9,182	1,422
Other services	1,706	—	635	2,341	362

Total net revenues	3,157,530	513,549	635	3,671,714	568,676
Cost and expenses (iii):
Cost of revenues	(1,796,504)	(266,197)	(7,628)	(2,070,329)	(320,653)
Research and development	(195,371)	(72,954)	—	(268,325)	(41,558)
Sales and marketing	(378,938)	(270,266)	(1,032)	(650,236)	(100,709)
General and administrative	(140,905)	59,205	(5,047)	(86,747)	(13,435)

Total cost and expenses	(2,511,718)	(550,212)	(13,707)	(3,075,637)	(476,355)
Other operating income	65,445	24,798	25	90,268	13,981

Income (loss) from operations	711,257	(11,865)	(13,047)	686,345	106,302
Interest income	94,112	291	45	94,448	14,628
Interest expense	(18,302)	—	—	(18,302)	(2,835)
Other gain or loss, net	(10,500)	—	—	(10,500)	(1,626)

Income (loss) before income tax and share of income on equity method investments	776,567	(11,574)	(13,002)	751,991	116,469
Income tax (expenses) benefits	(296,344)	4,835	—	(291,509)	(45,149)

Income (loss) before share of income on equity method investments	480,223	(6,739)	(13,002)	460,482	71,320
Share of income on equity method investments	1,042	—	—	1,042	161

Net income (loss)	481,265	(6,739)	(13,002)	461,524	71,481

(iii)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	2,640	1,561	—	4,201	651
Research and development	29,663	4,302	—	33,965	5,261
Sales and marketing	12,971	1,617	—	14,588	2,259
General and administrative	79,308	(71,404)	—	7,904	1,224

Total cost and expenses	124,582	(63,924)	—	60,658	9,395

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	711,257	(11,865)	(13,047)	686,345	106,302
Share-based compensation	124,582	(63,924)	—	60,658	9,395
Amortization of intangible assets from business acquisitions	—	34,854	—	34,854	5,398

Non-GAAP income (loss) from operations	835,839	(40,935)	(13,047)	781,857	121,095
Net income (loss)	481,265	(6,739)	(13,002)	461,524	71,481
Share-based compensation	124,582	(63,924)	—	60,658	9,395
Amortization of intangible assets from business acquisitions	—	34,854	—	34,854	5,398
Tax impacts	—	(8,714)	—	(8,714)	(1,351)

Non-GAAP net income (loss)	605,847	(44,523)	(13,002)	548,322	84,923

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$[1]
Net revenues:
Live video service	2,411,223	191,653	—	2,602,876	368,413
Value-added service	878,804	325,516	—	1,204,320	170,460
Mobile marketing	37,964	—	—	37,964	5,373
Mobile games	11,564	—	—	11,564	1,637
Other services	1,163	—	10,365	11,528	1,633

Total net revenues	3,340,718	517,169	10,365	3,868,252	547,516
Cost and expenses (iv):
Cost of revenues	(1,792,442)	(232,445)	(11,418)	(2,036,305)	(288,220)
Research and development	(202,774)	(76,228)	—	(279,002)	(39,490)
Sales and marketing	(337,196)	(314,293)	(11)	(651,500)	(92,214)
General and administrative	(154,161)	(19,828)	(6,072)	(180,061)	(25,486)

Total cost and expenses	(2,486,573)	(642,794)	(17,501)	(3,146,868)	(445,410)
Other operating income	91,190	—	139	91,329	12,927

Income (loss) from operations	945,335	(125,625)	(6,997)	812,713	115,033
Interest income	107,776	689	71	108,536	15,362
Interest expense	(20,121)	—	—	(20,121)	(2,848)

Income (loss) before income tax and share of income on equity method investments	1,032,990	(124,936)	(6,926)	901,128	127,547
Income tax (expenses) benefits	(444,278)	645	—	(443,633)	(62,792)

Income (loss) before share of income on equity method investments	588,712	(124,291)	(6,926)	457,495	64,755
Share of loss on equity method investments	(1,967)	—	—	(1,967)	(278)

Net income (loss)	586,745	(124,291)	(6,926)	455,528	64,477

(iv)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three months
	Ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	3,396	(592)	—	2,804	397
Research and development	36,670	13,315	—	49,985	7,075
Sales and marketing	38,905	4,218	—	43,123	6,104
General and administrative	78,250	7,280	2,658	88,188	12,482

Total cost and expenses	157,221	24,221	2,658	184,100	26,058

[1]

All translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	Three months
	Ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	945,335	(125,625)	(6,997)	812,713	115,033
Share-based compensation	157,221	24,221	2,658	184,100	26,058
Amortization of intangible assets from business acquisitions	—	39,035	—	39,035	5,525

Non-GAAP income (loss) from operations	1,102,556	(62,369)	(4,339)	1,035,848	146,616
Net income (loss)	586,745	(124,291)	(6,926)	455,528	64,477
Share-based compensation	157,221	24,221	2,658	184,100	26,058
Amortization of intangible assets from business acquisitions	—	39,035	—	39,035	5,525
Tax impacts	—	(9,759)	—	(9,759)	(1,381)

Non-GAAP net income (loss)	743,966	(70,794)	(4,268)	668,904	94,679

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	3,595,710	467,717	—	4,063,427	629,345
Value-added service	2,349,235	613,536	—	2,962,771	458,875
Mobile marketing	90,318	—	—	90,318	13,988
Mobile games	20,366	—	—	20,366	3,154
Other services	3,674	—	1,754	5,428	841

Total net revenues	6,059,303	1,081,253	1,754	7,142,310	1,106,203
Cost and expenses (v):
Cost of revenues	(3,453,399)	(547,186)	(7,989)	(4,008,574)	(620,849)
Research and development	(400,701)	(154,117)	—	(554,818)	(85,930)
Sales and marketing	(705,767)	(556,976)	(1,066)	(1,263,809)	(195,739)
General and administrative	(300,356)	45,084	(9,437)	(264,709)	(40,998)

Total cost and expenses	(4,860,223)	(1,213,195)	(18,492)	(6,091,910)	(943,516)
Other operating income	85,406	30,736	26	116,168	17,992

Income (loss) from operations	1,284,486	(101,206)	(16,712)	1,166,568	180,679
Interest income	190,455	596	91	191,142	29,604
Interest expense	(36,663)	—	—	(36,663)	(5,678)
Other gain or loss, net	(18,000)	—	—	(18,000)	(2,788)

Income (loss) before income tax and share of income on equity method investments	1,420,278	(100,610)	(16,621)	1,303,047	201,817
Income tax (expenses) benefits	(389,946)	7,039	—	(382,907)	(59,305)

Income (loss) before share of income on equity method investments	1,030,332	(93,571)	(16,621)	920,140	142,512
Share of income on equity method investments	2,303	—	—	2,303	357

Net income (loss)	1,032,635	(93,571)	(16,621)	922,443	142,869

(v)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	Ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	4,965	2,960	—	7,925	1,227
Research and development	60,188	13,986	—	74,174	11,488
Sales and marketing	25,877	6,267	—	32,144	4,978
General and administrative	160,792	(69,120)	—	91,672	14,198

Total cost and expenses	251,822	(45,907)	—	205,915	31,891

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2021
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,284,486	(101,206)	(16,712)	1,166,568	180,679
Share-based compensation	251,822	(45,907)	—	205,915	31,891
Amortization of intangible assets from business acquisitions	—	70,553	—	70,553	10,928

Non-GAAP operating income (loss)	1,536,308	(76,560)	(16,712)	1,443,036	223,498
Net income (loss)	1,032,635	(93,571)	(16,621)	922,443	142,869
Share-based compensation	251,822	(45,907)	—	205,915	31,891
Amortization of intangible assets from business acquisitions	—	70,553	—	70,553	10,928
Tax impacts	—	(17,639)	—	(17,639)	(2,732)

Non-GAAP net income (loss)	1,284,457	(86,564)	(16,621)	1,181,272	182,956

Hello Group Inc.

Unaudited Condensed Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	Ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Net revenues:
Live video service	4,737,168	197,712	—	4,934,880	698,487
Value-added service	1,678,907	701,167	—	2,380,074	336,878
Mobile marketing	95,119	—	—	95,119	13,463
Mobile games	24,255	—	—	24,255	3,433
Other services	7,358	—	20,650	28,008	3,964

Total net revenues	6,542,807	898,879	20,650	7,462,336	1,056,225
Cost and expenses (vi):
Cost of revenues	(3,528,959)	(364,723)	(19,539)	(3,913,221)	(553,880)
Research and development	(386,674)	(154,487)	—	(541,161)	(76,596)
Sales and marketing	(731,560)	(629,714)	(34)	(1,361,308)	(192,681)
General and administrative	(297,296)	(47,508)	(12,506)	(357,310)	(50,574)

Total cost and expenses	(4,944,489)	(1,196,432)	(32,079)	(6,173,000)	(873,731)
Other operating income	117,309	—	139	117,448	16,624

Income (loss) from operations	1,715,627	(297,553)	(11,290)	1,406,784	199,118
Interest income	237,054	2,161	144	239,359	33,879
Interest expense	(39,940)	—	—	(39,940)	(5,653)
Other gain or loss, net	(6,000)	—	—	(6,000)	(849)

Income (loss) before income tax and share of income on equity method investments	1,906,741	(295,392)	(11,146)	1,600,203	226,495
Income tax (expenses) benefits	(612,490)	5,966	—	(606,524)	(85,848)

Income (loss) before share of income on equity method investments	1,294,251	(289,426)	(11,146)	993,679	140,647
Share of loss on equity method investments	(440)	—	—	(440)	(62)

Net income (loss)	1,293,811	(289,426)	(11,146)	993,239	140,585

(vi)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	First half year
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Cost of revenues	9,007	766	—	9,773	1,383
Research and development	63,472	29,273	—	92,745	13,127
Sales and marketing	84,346	5,851	—	90,197	12,767
General and administrative	133,234	21,401	5,277	159,912	22,634

Total cost and expenses	290,059	57,291	5,277	352,627	49,911

Hello Group Inc.

Reconciliation of GAAP and NON-GAAP Results of Unaudited Segment Report

(All amounts in thousands, except share and per share data)

	First half year
	ended June 30, 2020
	Momo	Tantan	QOOL	Total	Total
	RMB	RMB	RMB	RMB	US$
Operating income (loss)	1,715,627	(297,553)	(11,290)	1,406,784	199,118
Share-based compensation	290,059	57,291	5,277	352,627	49,911
Amortization of intangible assets from business acquisitions	—	77,484	—	77,484	10,966

Non-GAAP operating income (loss)	2,005,686	(162,778)	(6,013)	1,836,895	259,995
Net income (loss)	1,293,811	(289,426)	(11,146)	993,239	140,585
Share-based compensation	290,059	57,291	5,277	352,627	49,911
Amortization of intangible assets from business acquisitions	—	77,484	—	77,484	10,966
Tax impacts	—	(19,371)	—	(19,371)	(2,742)

Non-GAAP net income (loss)	1,583,870	(174,022)	(5,869)	1,403,979	198,720